Contact

www.linkedin.com/in/sverma (LinkedIn)
www.ten24web.com (Other)
www.blogonria.com (Blog)

Top Skills

ColdFusion
E-commerce
CSS

Sumit Verma

Entrepreneur, CTO and Founder at Ten24
Worcester, Massachusetts, United States

Experience

Ten24
Founder / CTO
2010 - Present (15 years)

Plus.Fan
Co-Founder
November 2023 - Present (1 year 9 months)

Fans want more than just a ticket. +Fan enables leagues and teams to easily create, sell and deliver a more connected fan experience.

Ultra Commerce
CTO
October 2021 - April 2023 (1 year 7 months)
Worcester, Massachusetts, United States

Slatwall Commerce (Acquired by Ultra Commerce)
Founder / CTO
January 2021 - May 2022 (1 year 5 months)

Synthenet Corporation
Director of Development
January 2000 - February 2010 (10 years 2 months)

intellient / NeoSoft
Software Engineer
1999 - 2000 (1 year)

Education

University of Pune
BE, Computer Science · (1993 - 1997)